February 24, 2011

VIA EDGAR

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-4720

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant Joel Parker, Accounting Branch Chief Vanessa Robertson, Staff Accountant

Re:	Novavax, Inc. Comment Letter Dated December 21, 2010
(File No. 000-26770)

Ladies and Gentlemen:

On behalf of Novavax, Inc., a Delaware corporation (the “Company”), we are writing in response to the verbal comments we received on February 23, 2011 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

For the convenience of the Staff’s review, we have set forth our responses to these comments in two parts.  The first part addresses a question the Staff raised around the valuation of the Company’s Warrants in conjunction with the requirements of FASB 150 (paragraph 11).  The second part provides our response to the Staff’s verbal comments with respect to the Company’s description of historical research and development expenses in the MD&A portion of our Form 10-K for the period ending December 31, 2010 (the “2010 Form 10-K”).

Part 1 – Sole Control under FASB 150 (paragraph 11)[ASC 480]

Paragraph 11 of FASB 150 states:

A financial instrument, other than an outstanding share, that, at inception, (a) embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and (b) requires or may require the issuer to settle the obligation by transferring assets shall be classified as a liability (or an asset in some circumstances). Examples include forward purchase contracts or written put options on the issuer’s equity shares that are to be physically settled or net cash settled. in part that for a “…financial instrument, other than an outstanding share, that, at inception, (a) embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and (b) requires or may require the issuer to settle the obligation by transferring asse ts shall be classified as a liability (or an asset in some circumstances). Examples include forward purchase contracts or written put options on the issuer’s equity shares that are to be physically settled or net cash settled. [Footnotes removed]

February 24, 2011
Securities and Exchange Commission

As noted in our letter to the Staff dated January 21, 2011, (the “January 21 Letter”) the Company has analyzed its classification of the warrants sold in its July 31, 2008 offering (“Warrants”) in light of applicable accounting guidance and, based on its analysis, acknowledged with the Staff that the Warrants should have been classified as liabilities in its financial statements.  In doing so, the Company used the Black-Scholes model to calculate the fair value of the Warrants.

In its verbal comments of February 23, 2011, the Staff indicated that a critical question for the determination of the value of the Company’s Warrants was whether the Company had used the most appropriate valuation model. In particular, the Staff noted that the Black-Scholes model used by the Company was a static model. The Staff inquired as to whether, incident to a “Fundamental Transaction” as defined in the Company’s “Common Stock Purchase Warrant” agreement (“Warrant Agreement”) issued to Warrant holders, it would be more appropriate for the Company to have used a dynamic valuation model (such as a Monte Carlo or binomial model) that would take into account the possibility of events that were outside the sole control of the Company. The Staff inquired whether the Company believed that any event that would be captured under the definition of Fundamental Transaction would be outside the sole control of the Company.

After carefully reviewing the Warrant Agreement and the definition of Fundamental Transaction, the Company represents that any and all such Fundamental Transaction defined under the Warrant Agreement are within the control of the Company.  Fundamental Transaction is defined to include cases in which “… the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another corporation (where the Company is not the surviving corporation or where there is a change in or distribution with respect to the Common Stock of the Company), or sell, transfer or otherwise dispose of all or substantially all its property, assets or business to another corporation … .” Under Delaware corporation law, any such action would require the approval of the Company’s board of di rectors. The definition of a “Fundamental Transaction” does not, for example, capture a change of control pursuant to a hostile tender offer that has not been approved by the Company’s board of directors.

Therefore the Company maintains that the Black-Scholes model utilized in its January 21 Letter is appropriate to calculate the fair value of the Warrants.

February 24, 2011
Securities and Exchange Commission

Part 2 – MD&A - Results of Operations and Financial Condition

In its January 21 Letter, the Company indicated that, in an effort to further improve its disclosure to address the historical and estimated future expenses associated with its major research and development projects, the Company proposed a modified MD&A discussion for its 2010 Form 10-K. In its verbal comments, the Staff has asked the Company to revise its proposed MD&A discussion to include the expenses incurred for each period presented by functional area. The Company therefore proposes the following disclosure (prepared as an example for illustrative purposes) in its MD&A discussion for its 2010 Form 10-K:

“Research and development expenses were $x.x million for 2010 as compared to $25.8 million for 2009. The increase of $x.x million of research and development expenses is a result of $x.x million higher clinical trial costs associated with our seasonal and pandemic influenza and RSV programs, $x.x million of increased employee costs associated with vaccine manufacturing and $x.x million of higher material costs for our new vaccine development programs.

“Research and development expenses were $25.8 million for 2009 as compared to $24.3 million in 2008. The increase of $1.5 million in clinical trial costs was related solely to our H1N1 clinical trial and seasonal influenza vaccine candidates. Our expenses related to the manufacturing and new vaccine development programs remained essentially unchanged from 2008.

“We track our research and development expenses by the type of costs incurred in identifying, developing, manufacturing and testing vaccine candidates. We evaluate and prioritize our activities according to functional area and therefore believe that project-by-project information would not form a reasonable basis for disclosure to our investors. These expenses consist primarily of salaries and related expenses for personnel, costs associated with contract research and manufacturing organizations, manufacturing supplies and outside animal and pre-clinical testing. At December 31, 2010, we had 76 employees dedicated to our research and development programs. We do not account for internal research and development expenses by project, since our employees work time is spread across multiple programs and our internal manufacturing clean- room facility produces multiple vaccine candidates.

“The following table summarizes our research and development expenses by functional area for December 31, 2010 (in millions).

Manufacturing	$xx.x
Vaccine discovery	$xx.x
Clinical & regulatory affairs	$xx.x

Total research & development expenses	$xx.x

February 24, 2011
Securities and Exchange Commission

“A summary of our significant research and development programs and each program’s status of development as of December 31, 2010 follows:

Program	Development Phase

Pandemic Influenza	Phase II
Seasonal Influenza	Phase II
Respiratory Syncitial Virus (RSV)	Pre-clinical
Varicella Zoster Virus (VZV)	Pre-clinical

“We do not provide forward-looking estimates of costs and time to complete our research programs due to the many uncertainties associated with vaccine development. As we obtain data from pre-clinical and clinical studies, we may elect to discontinue or delay trials in order to focus our resources on more promising vaccine candidates. Completion of trials may take several years or more, but the length of time can vary substantially depending upon the phase, size of trial, primary and secondary endpoints and the intended use of the candidate. The cost of clinical trials may vary significantly over the life of a project as a result of a variety of factors, including:

•	the number of patients who participate in the trials;
•	the number of sites included in the trials;
•	if trial locations are domestic, international or both;
•	the time to enroll patients;
•	the duration of treatment and follow-up;
•	the safety and efficacy profile of the vaccine candidate; and
•	the cost and timing of, and the ability to secure, regulatory approvals.

“As a result of these uncertainties, we are unable to determine with any significant degree of certainty the duration and completion costs of our research and development projects or when, and to what extent, we will generate future cash flows from our research projects.”

February 24, 2011
Securities and Exchange Commission

We hope that the foregoing is responsive to the Staff’s verbal comments. Should you have any questions relating to any of the foregoing, please contact me at (240) 268-2096.

Best regards,

John A. Herrmann III
Executive Director, Legal Affairs &
Corporate Secretary
Novavax, Inc.

cc:	Frederick W. Driscoll, VP, CFO & Treasurer
Paul M. Kinsella (Ropes & Gray LLP)